

October 4, 2010

Mr. Xiaojun Zhu
Chief Executive Officer and President
China HGS Real Estate Inc.
6 Xinghan Road, 19th Floor, Hanzhong City
Shaanxi Province, PRC 723000

  Re: China HGS Real Estate Inc.
    Form 10-K for the Fiscal Year Ended September 30, 2009
    Filed December 29, 2009
    File No. 0-49687

Dear Mr. Zhu:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Daniel L. Gordon
        Branch Chief